EXHIBIT 99.1

Re:	Update on Eurocom’s Creditors’ Meetings

Ramat Gan, Israel – January 30, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

Further to the Company's reports of December 20, 2017, January 16, 2018, and January 19, 2018, regarding, among else, the filing of a motion on behalf of the Company's controlling shareholder (through Internet Gold - Golden Lines Ltd.), Eurocom Communications Ltd. ("Eurocom") (as well as other private companies of the Eurocom Group) to convene creditors’ meetings for the purpose of approving an arrangement under Section 350 of the Companies Law, 5759-1999 and in accordance with the Companies Regulations (Application for Settlement or Arrangement), 5762-2002, the Company hereby provides notification that in the evening of January 30, 2018, it was informed by Eurocom of the following:

a.	On January 30, 2018, the creditors' meetings were held. At this stage, the meetings ended without votes and/or the adoption of any resolutions, and it was reported that Eurocom would act to coordinate subsequent meetings in accordance with developments and/or court orders.

b.	During the meeting, it was noted that, in addition to the settlement proposal originally submitted for the approval of the creditors' meetings, on January 30, 2018, the following events occurred: 1. Settlement proposals were submitted to Eurocom and/or the Eurocom’s banking creditors on behalf of additional interested parties, including Discount Investment Corporation Ltd. and C.Z Holdings Company Ltd. (hereinafter, the "Additional Proposals") for the potential/future investment/acquisition of the control of all and/or part of the Eurocom Group companies, including Eurocom; 2. The investor in the original arrangement that was brought up for discussion submitted a revised proposal (hereinafter, the "Revised Proposal").

c.	It was noted in the meetings that the Additional Proposals and the Revised Proposal were not yet examined by Eurocom and/or Eurocom’s creditors, and, therefore, at this stage it was decided at the creditors' meetings not to decide among any of the proposals that were submitted. The creditors' meeting instructed Eurocom to report the submission of the Additional Proposals and the Revised Proposal to the court.

d.	At this preliminary stage, prior to evaluating the proposals on the merits, holding a discussion and voting thereon and/or on any one of them, it is not possible to evaluate the implications and/or effect thereof.

e.	Eurocom clarified to the Company that any arrangement proposal, if at all, would be subject to the approval of the appropriate creditors' meetings, the competent court, various regulatory approvals, the approvals of relevant government offices and other relevant authorities (at the relevant levels). At this stage, there can be no certainty regarding the implementation of any arrangement.

It is hereby clarified that the aforementioned events pertain to the private companies in the Eurocom Group and do not pertain to our Company. We are monitoring developments in the Eurocom Group and will evaluate and ascertain any impact, if at all, on its activities.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.